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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69389

SEC Mail Processing Section MAR 04 2020 Washington DC 413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street, 8th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe 732-713-5023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holland & Company
(Name – *if individual, state last, first, middle name*)

411 Pompton Avenue	Cedar Grove	NJ	07009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Anthony L. Caudle, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RedTail Capital Markets, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Digitally signed by Anthony L. Caudle Date: 2019.03.15

Signature

Managing Member

Title

MICHAEL MARAGOUDAKIS
Notary Public, State of New York
No. 01MA6079717
Qualified in Queens County
Commission Expires 9-3-20 22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Redtail Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redtail Capital Markets, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in member's' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Redtail Capital Markets, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Redtail Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Redtail Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Redtail Capital Markets, LLC's financial statements. The supplemental information is the responsibility of the Redtail Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holland & Company, CPAs

We have served as Redtail Capital Markets, LLC's auditor since 2019.

Cedar Grove, New Jersey
March 2, 2020

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	7,616
Accounts receivable		20,000
Securities owned, at market		21,796
TOTAL ASSETS	$	49,412
LIABILITIES AND MEMBER'S EQUITY LIABILITIES:		
Accounts payable and accrued expenses	$	23,879
TOTAL LIABILITIES		23,879
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		25,533
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,412

The accompanying notes are an integral part of these financial statement.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:	
Underwriting income	$ 24,952
Services income	69,750
Other income	1,575
TOTAL REVENUE	96,277
EXPENSES:	
Salaries and other compensation expense	100,451
Professional fees	23,300
Travel and entertainment	3,247
Communication and data services	13,261
Regulatory fees	2,436
Other expenses	10,437
TOTAL EXPENSES	153,132
NET INCOME	$ (56,855)

The accompanying notes are an integral part of these financial statement.

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

MEMBER'S EQUITY, DECEMBER 31, 2018	$	50,270
Member's Capital Contribution		32,118
Net loss		(56,855)
MEMBER'S EQUITY, DECEMBER 31, 2019	$	25,533

The accompanying notes are an integral part of these financial statement

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (56,855)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	22,500
Marketable securities	(19,800)
Due from Affiliate	4,028
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(2,785)
Net cash used by operating activities	(52,912)
Cash flows from financing activities:	
Contribution from member	32,118
Net cash provided by financing activities	32,118
NET DECREASE IN CASH	(20,794)
CASH AT BEGINNING OF THE PERIOD	28,410
CASH AT END OF THE PERIOD	$ 7,616

The accompanying notes are an integral part of these financial statements.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

RedTail Capital Markets, LLC (the "Company"), was formed on October 25, 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's FINRA membership agreement was amended on October 11, 2017, authorizing the firm to complete best efforts underwriting services, private placements and mergers and acquisitions ("M&A") related services. The Company operates out of one office in New York City.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months of less to be cash equivalents.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. During the year ended December 31, 2019, the Company did not write off any receivables and had no allowance for doubtful accounts at December 31, 2019. There remains an outstanding A/R of $14,000 from a prior former client of the firm that is over 120 days past due. The firm is currently exploring its options on how to best collect these receivables.

Marketable Securities
Marketable securities represent the Company's investment in a certificate of deposit and is recorded on a trade date basis. Marketable securities are carried at fair value and based upon their last sale price at the close of business on December 31, 2019. Unrealized and realized gains and losses are reflected in other income in the statement of income.

Revenue Recognition
Adoption of ASU 2014-09 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue Recognition from Contracts with Customers Topic 606). The ASU modifies the guidance used to recognize revenue from contracts with customers and transfers of nonfinancial assets , unless those contracts are within the scope of other guidance. The ASU eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported mounts.

Revenue Recognition (continued)
Underwriting Income: The Company participates in underwritings on a best efforts basis. Revenue is recognized on the trade date (the date the securities are issued by the issuer) for the portion the Company is allocated to sell on a best efforts basis. The Company believes the trade date is the appropriate point in time to recognize revenue for securities underwriting activities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains control and benefit of the capital markets offering at that point.

Service Income: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to revenue recognition are reflected as deferred revenue. As of December 31, 2019 the Company had no deferred revenue.

Accounts receivable from customers were $20,000 and $42,000 at December 31, 2019 and 2018, respectively.

Income Taxes
The Company is a limited liability company and is treated as a sole proprietorship for income tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

The open tax years under potential examination vary by jurisdiction, but are mainly 2016, 2017 and 2018. At December 31, 2019, the Company has reviewed its positions taken on its tax returns and believes that there are no uncertain tax positions taken that would require recognition in the financial statements.

Subsequent Events
The Company's net capital fell below its minimum requirement in 2019. See Footnote 8. Management has evaluated subsequent events through March 2, 2020, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the investment based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable, supported by little or no market activity, and significant to overall fair value measurement.

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)
The availability of observable inputs can vary from investment to investment and is affected by wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent the valuations are based on models or inputs that are less observable or unobservable in the market, the determination of fair market value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

All of the Company's investments are categorized in Level 2 of the fair value hierarchy at December 31, 2019.

	Level 1	Level 2	Level 3	Total
Other Securities	$ 21,796			$ 21,796
	$ 21,796			$ 21,796

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2019, the amount in excess of insured limits of $250,000 was $0.

Revenue
Three customers accounted for approximately 70% of total revenue for the year ended December 31, 2019. and one customer accounts for 30% of accounts receivable at December 31, 2019.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's securities positions were held at T. Rowe Price. at December 31, 2019. In January 2019, the Company transferred its brokerage account to T Rowe Price (the "broker"). The Company is subject to credit risk should the broker be unable to meet its obligations either to repay amounts owed or to return the Company securities. This risk is mitigated by the fact that the Company's account is carried by T. Rowe Price as a proprietary account of a broker dealer, as defined, and is therefore afforded certain protections under Securities and Exchange Commission Rules with regard thereto.

The Company's financial instruments are subject to the following risks:

Market Risk
Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Liquidity Risk
Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard is effective for annual periods beginning after December 15, 2018. The Company is assessing the impact of the new ASU on its financial statements and currently there is no impact to the company's financial statements with regards to lease ASU.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent, utilities and administrative services on behalf of the Company and these expenses are not required to be paid back to the affiliate.

NOTE 8 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $5,533, which was $533 more than its required minimum net capital of $5,000. However; the firm was in early warning of Net Capital Deficiency as of December 31, 2019 by $467. The Company's ratio of aggregate indebtedness to net capital was 4.32 to 1 as of December 31, 2019. On January 3, 2020 the firm reported Net Capital of $205.00 which was $4,795 less than the operational requirement of a $5,000 minimum. On February 26, 2020, the Company collected outstanding receivables of $9,250 thereby curing the net capital deficiency.

The Company does not carry accounts of its customers and accordingly is exempt under SEC Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3.

REDTAIL CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

TOTAL MEMBER'S EQUITY	$	25,533
Less non-allowable assets:		20,000
Less haircuts on securities:		
NET CAPITAL	$	5,533
MINIMUM CAPITAL REQUIRED (THE GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS)	$	5,000
Excess Net Capital	$	533
AGGREGATE INDEBTEDNESS	$	23,879
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		431.57%

RECONCILIATION OF NET CAPITAL FROM ORIGINAL TO AMENDED FORM X-17A-5, PART IIA:

Net Capital as Originally Filed on Unaudited Form X-17A-5, Part IIA Filing, as of December 31, 2019	$	5,533
Net Capital as Amended on Audited Form X-17A-5, Part IIA Filing, as of December 31, 2019	$	5,533

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited amended Part IIA FOCUS Report as of December 31, 2019.

See independent auditors' report on supplementary information

SUPPLEMENTARY INFORMATION
SCHEDULE II AND III
DECEMBER 31, 2019

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2019

HOLLAND & COMPANY
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Redtail Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to the Securities and Exchange Commission ("SEC") Rule 17a-5, in which (1) Redtail Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Redtail Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Redtail Capital Markets, LLC stated Redtail Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Redtail Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Redtail Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holland & Company, CPAs

Cedar Grove, New Jersey
March 2, 2020

T 973-857-0666 | F 973-857-7135 | 411 Pompton Ave., Cedar Grove, NJ 07009 | www.hollandcpa.com

REDTAIL CAPITAL MARKETS, LLC

REDTAIL CAPITAL MARKETS, LLC EXEMPTION REPORT DECEMBER 31, 2019

RedTail Capital Markets, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) from January 1, 2019 through December 31, 2019.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 ((k)(2)(i) from January 1, 2019through December 31, 2019 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2019.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review opinion.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Red Tail Capital Markets, LLC

I, ______ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and

By: ______

Title: ______

Date: 3/2/2020